Exhibit 99.3

Franco Nevada

The GOLD Investment that WORKS

2025 | FIRST QUARTER FINANCIAL STATEMENTS

For the three months ended March 31, 2025

Franco-Nevada Corporation

Condensed Consolidated Statements of Financial Position

(unaudited, in millions of U.S. dollars)

	At March 31,	At December 31,
	2025	2024

ASSETS
Cash and cash equivalents (Note 4)	$1,128.1	$1,451.3
Receivables	160.2	151.8
Gold and silver bullion and stream inventory (Note 7)	89.4	96.8
Loans receivable (Note 6)	11.9	5.9
Prepaid expenses and other current assets (Note 8)	5.3	11.0
Current assets	$1,394.9	$1,716.8

Royalty, stream and working interests, net (Note 9)	$4,539.0	$4,098.8
Investments (Note 5)	539.9	325.5
Loans receivable (Note 6)	98.2	104.1
Deferred income tax assets	26.6	30.8
Other assets (Note 10)	54.8	54.4
Total assets	$6,653.4	$6,330.4

LIABILITIES
Accounts payable and accrued liabilities	$30.7	$28.7
Income tax liabilities	30.2	38.8
Current liabilities	$60.9	$67.5

Deferred income tax liabilities	$265.1	$238.0
Income tax liabilities	26.5	19.8
Other liabilities	8.4	8.5
Total liabilities	$360.9	$333.8

SHAREHOLDERS’ EQUITY
Share capital (Note 20)	$5,782.2	$5,769.1
Contributed surplus	17.9	23.0
Retained earnings	626.4	486.5
Accumulated other comprehensive loss	(134.0)	(282.0)
Total shareholders’ equity	$6,292.5	$5,996.6
Total liabilities and shareholders’ equity	$6,653.4	$6,330.4

Commitments and contingencies (Notes 24 and 25)
Subsequent events (Note 26)

The accompanying notes are an integral part of these condensed consolidated financial statements.

2025 First Quarter Financial Statements	2

Franco-Nevada Corporation

Condensed Consolidated Statements of Income and Comprehensive Income

(unaudited, in millions of U.S. dollars and shares, except per share amounts)

	For the three months ended
	March 31,
	2025	2024
Revenue
Revenue from royalty, streams and working interests (Note 12)	$365.5	$255.6
Interest revenue (Note 6a and b)	2.9	0.9
Other interest income	—	0.3
Total revenue	$368.4	$256.8

Costs of sales
Costs of sales (Note 13)	$38.5	$33.6
Depletion and depreciation	68.4	58.2
Total costs of sales	$106.9	$91.8
Gross profit	$261.5	$165.0

Other operating expenses (income)
General and administrative expenses (Note 14)	$8.7	$4.2
Share-based compensation expenses (Note 15)	5.7	2.8
Cobre Panama arbitration expenses (Note 25a)	0.7	1.5
Gain on disposal of royalty interests	—	(0.3)
Gain on sale of gold and silver bullion	(7.1)	(1.4)
Total other operating expenses	$8.0	$6.8
Operating income	$253.5	$158.2
Foreign exchange gain (loss) and other income (expenses) (Note 17)	$5.7	$(1.6)
Income before finance items and income taxes	$259.2	$156.6

Finance items (Note 18)
Finance income	$11.1	$16.0
Finance expenses	(0.7)	(0.6)
Net income before income taxes	$269.6	$172.0

Income tax expense (Note 19)	59.8	27.5
Net income	$209.8	$144.5

Other comprehensive income (loss), net of taxes

Items that may be reclassified subsequently to profit and loss:
Currency translation adjustment	$2.7	$(39.2)

Items that will not be reclassified subsequently to profit and loss:
Gain on changes in the fair value of equity investments
at fair value through other comprehensive income ("FVTOCI"),
net of income tax (Note 5)	148.8	1.8
Other comprehensive income (loss), net of taxes	$151.5	$(37.4)

Comprehensive income	$361.3	$107.1

Earnings per share (Note 21)
Basic	$1.09	$0.75
Diluted	$1.09	$0.75
Weighted average number of shares outstanding (Note 21)
Basic	192.6	192.2
Diluted	192.9	192.4

The accompanying notes are an integral part of these condensed consolidated financial statements.

2025 First Quarter Financial Statements	3

Franco-Nevada Corporation

Condensed Consolidated Statements of Cash Flows

(unaudited, in millions of U.S. dollars)

	For the three months ended
	March 31,
	2025	2024
Cash flows from operating activities
Net income	$209.8	$144.5
Adjustments to reconcile net income to net cash provided by operating activities:
Depletion and depreciation	68.4	58.2
Share-based compensation expenses	2.1	1.4
Gain on disposal of royalty interests	—	(0.3)
Unrealized foreign exchange (gain) loss	(6.0)	1.1
Deferred income tax expense	9.1	5.4
Other non-cash items	(7.4)	(2.0)
Gold and silver bullion from royalties received in-kind	(19.2)	(15.9)
Proceeds from sale of gold and silver bullion	30.2	10.7
Changes in other assets	—	(17.4)
Operating cash flows before changes in non-cash working capital	$287.0	$185.7
Changes in non-cash working capital:
Increase in receivables	$(8.4)	$(15.7)
Decrease in stream inventory, prepaid expenses and other	8.9	0.7
Increase in current liabilities	1.4	7.9
Net cash provided by operating activities	$288.9	$178.6

Cash flows used in investing activities
Acquisition of royalty, stream and working interests	$(505.2)	$(146.9)
Acquisition of investments	(52.3)	(6.7)
Proceeds from sale of investments	9.7	—
Advances of loans receivable	—	(41.2)
Proceeds from disposal of royalty interests	—	4.7
Acquisition of property and equipment	(2.0)	(0.1)
Acquisition of energy well equipment	(1.2)	(0.3)
Net cash used in investing activities	$(551.0)	$(190.5)

Cash flows used in financing activities
Payment of dividends	$(70.2)	$(58.9)
Proceeds from exercise of stock options	3.4	0.8
Net cash used in financing activities	$(66.8)	$(58.1)
Effect of exchange rate changes on cash and cash equivalents	$5.7	$0.1
Net change in cash and cash equivalents	$(323.2)	$(69.9)
Cash and cash equivalents at beginning of period	$1,451.3	$1,421.9
Cash and cash equivalents at end of period	$1,128.1	$1,352.0

Supplemental cash flow information:
Income taxes paid	$47.5	$7.4
Dividend income received	$3.3	$2.1
Interest and standby fees paid	$1.0	$0.4

The accompanying notes are an integral part of these condensed consolidated financial statements.

2025 First Quarter Financial Statements	4

Franco-Nevada Corporation

Condensed Consolidated Statements of Changes in Shareholders’ Equity

(unaudited, in millions of U.S. dollars)

			Accumulated
			other
	Share capital	Contributed	comprehensive	Retained
	(Note 20)	surplus	loss	earnings	Total equity
Balance at January 1, 2024	$5,728.2	$20.6	$(192.0)	$212.3	$5,769.1
Net income	—	—	—	144.5	144.5
Other comprehensive loss, net of taxes	—	—	(37.4)	—	(37.4)
Total comprehensive income					$107.1

Exercise of stock options	$1.1	$(0.3)	$—	$—	$0.8
Share-based payments	—	1.4	—	—	1.4
Vesting of restricted share units	2.4	(2.4)	—	—	—
Transfer of loss on disposal of equity investments at FVTOCI	—	—	3.7	(3.7)	—
Dividend reinvestment plan	10.5	—	—	—	10.5
Dividends declared	—	—	—	(69.4)	(69.4)
Balance at March 31, 2024	$5,742.2	$19.3	$(225.7)	$283.7	$5,819.5

Balance at January 1, 2025	$5,769.1	$23.0	$(282.0)	$486.5	$5,996.6
Net income	—	—	—	209.8	209.8
Other comprehensive income, net of taxes	—	—	151.5	—	151.5
Total comprehensive income					$361.3

Exercise of stock options	$4.4	$(1.0)	$—	$—	$3.4
Share-based payments	—	1.4	—	—	1.4
Vesting of restricted share units	5.5	(5.5)	—	—	—
Transfer of gain on disposal of equity investments at FVTOCI	—	—	(3.5)	3.5	—
Dividend reinvestment plan	3.2	—	—	—	3.2
Dividends declared	—	—	—	(73.4)	(73.4)
Balance at March 31, 2025	$5,782.2	$17.9	$(134.0)	$626.4	$6,292.5

The accompanying notes are an integral part of these condensed consolidated financial statements.

2025 First Quarter Financial Statements	5

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three months ended March 31, 2025 and 2024

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 1 - Corporate Information

Franco-Nevada Corporation (“Franco-Nevada” or the “Company”) is incorporated under the Canada Business Corporations Act. The Company is a royalty and stream company focused on precious metals (gold, silver, and platinum group metals) and has a diversity of revenue sources. The Company owns a portfolio of royalty, stream and working interests, covering properties at various stages, from production to early exploration located in South America, Central America & Mexico, United States, Canada, Australia, Europe and Africa.

The Company’s shares are listed on the Toronto Stock Exchange and the New York Stock Exchange and the Company is domiciled in Canada. The Company’s head and registered office is located at 199 Bay Street, Suite 2000, Commerce Court West, Toronto, Ontario, Canada.

Note 2 - Material Accounting Policy Information

(a)     Basis of Presentation

These unaudited condensed consolidated interim financial statements include the accounts of Franco-Nevada and its wholly-owned subsidiaries (its “subsidiaries”) (hereinafter together with Franco-Nevada, the “Company”). These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) (“IFRS Accounting Standards”) applicable to the preparation of condensed interim financial statements, including IAS 34 Interim Financial Reporting. These condensed consolidated interim financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2024 and were prepared using the same accounting policies, method of computation and presentation as were applied in the annual consolidated financial statements for the year ended December 31, 2024.

The financial statements included herein reflects all adjustments, consisting only of normal recurring adjustments which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods presented. The results of operations for the three months ended March 31, 2025 are not necessarily indicative of the results to be expected for the full year. Seasonality is not considered to have a significant impact over the condensed consolidated interim financial statements. Taxes on income in the interim period have been accrued using the tax rates that would be applicable to expected total annual income.

These condensed consolidated interim financial statements were authorized for issuance by the Board of Directors on May 8, 2025.

(b)     Significant Judgments, Estimates and Assumptions

The preparation of consolidated financial statements in accordance with IFRS Accounting Standards requires the Company to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The areas of judgment and estimation are consistent with those reported in the annual consolidated financial statements for the year ended December 31, 2024.

(c) New Accounting Standards Issued But Not Yet Effective

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted.

Amendments to IFRS 9 and IFRS 7 - Amendments to the Classification and Measurement of Financial Instruments

In May 2024, the IASB issued amendments to IFRS 9 Financial Instruments (“IFRS 9”) and IFRS 7 Financial Instruments: Disclosures (“IFRS 7”). The amendments clarify the date of recognition and derecognition of financial assets and liabilities, clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest criterion, add new disclosures for financial instruments with contractual terms that can change cash flows, and update the disclosure for equity investments designated at FVTOCI. The amendments are effective for annual reporting periods beginning on or after January 1, 2026, with earlier adoption permitted. The Company is currently assessing the impact of the amendments.

2025 First Quarter Financial Statements	6

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three months ended March 31, 2025 and 2024

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

IFRS 18 – Presentation and Disclosure in Financial Statements

In April 2024, IFRS 18 Presentation and Disclosure in Financial Statements (“IFRS 18”) was issued to achieve comparability of the financial performance of similar entities. The standard, which replaces IAS 1, impacts the presentation of primary financial statements and notes, including the statement of earnings where companies will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. The standard will also require management-defined performance measures to be explained and included in a separate note within the consolidated financial statements. The standard is effective for annual reporting periods beginning on or after January 1, 2027, including interim financial statements, and requires retrospective application. The Company is currently assessing the impact of the new standard.

Note 3 - Acquisitions and Other Transactions

(a)	Financing Package with Discovery Silver Corp. on the Porcupine Complex – Ontario, Canada

Subsequent to quarter-end, on April 15, 2025, the Company, through a wholly-owned subsidiary, acquired a 4.25% NSR royalty for $300.0 million on Discovery Silver Corp.’s (“Discovery”) Porcupine Complex, located in Ontario, Canada. The Company also agreed to provide a $100.0 million senior secured term loan (the “Discovery Term Loan”). On February 3, 2025, the Company purchased 78,833,333 subscription receipts for $48.6 million (C$70.9 million) which were exchanged for Discovery common shares.

Porcupine NSR Royalty

The royalty on the Porcupine Complex consists of two tranches: (i) a 2.25% NSR in perpetuity on all minerals produced, and (ii) a 2.00% NSR on all minerals produced until the earlier of royalty payments on the tranche equivalent to 72,000 gold ounces or a cash payment equal to a pre-tax annual internal rate of return of 12% in reference to a $100.0 million attributable purchase price.

Discovery Term Loan

The Discovery Term Loan is a $100.0 million, 7-year term loan with an availability period of 2 years from closing. The loan will bear interest at a rate of 3-Month Secured Overnight Financing Rate (“3-Month SOFR”) +4.50% per annum. Amortization will begin after year 5 at 5% per quarter, with no restrictions on prepayment. The loan provides for an upfront fee equal to 2% on any principal drawn, a standby fee of 100 basis points per annum on undrawn funds, and the issuance by Discovery of 3,900,000 common share purchase warrants with an exercise price of C$0.95 per common share and an expiry date of April 15, 2028.

Discovery Common Shares

As part of Discovery’s public offering of subscription receipts of approximately $169.5 million (C$247.5 million) which closed on February 3, 2025, the Company purchased 78,833,333 subscription receipts at a price of C$0.90 per subscription receipt for an aggregate purchase price of $48.6 million (C$70.9 million). On April 16, 2025, the subscription receipts were automatically exchanged for common shares of Discovery. Franco-Nevada now owns approximately 9.9% of Discovery’s issued and outstanding common shares. Franco-Nevada has agreed to a two-year lock-up period ending on April 15, 2027.

The Company’s holding of subscription receipts of Discovery has been accounted for as an equity investment designated at FVOCI.

2025 First Quarter Financial Statements	7

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three months ended March 31, 2025 and 2024

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

(b)	Acquisition of Precious Metals Stream on Sibanye Stillwater Limited’s Western Limb Mining Operations – South Africa

On February 28, 2025, the Company’s wholly-owned subsidiary, Franco-Nevada (Barbados) Corporation (“FNBC”) completed the acquisition of a precious metals stream (the “Western Limb Mining Operations Stream”) with reference to specific production from Sibanye Stillwater Limited’s (“Sibanye-Stillwater”) Marikana, Rustenburg and Kroondal mining operations (the “Stream Area”) in South Africa for a purchase price of $500.0 million. The Western Limb Mining Operations Stream is primarily comprised of a gold component for the life of mine (“LOM”) and a platinum component.

Key terms:

●	Gold stream deliveries to FNBC are initially based off the platinum, palladium, rhodium and gold (“4E PGM”) production from the Stream Area, according to the following schedule:
o	Gold ounces equal to 1.1% of 4E PGM ounces contained in concentrate until delivery of 87,500 ounces of gold, then
o	Gold ounces equal to 0.75% of 4E PGM ounces contained in concentrate until total delivery of 237,000 ounces of gold, then
o	80% of gold contained in concentrate for the remaining LOM.
●	Platinum stream deliveries to FNBC are based on platinum production from the Western Limb Mining Operations Stream Area, according to the following schedule:
o	1.0% of platinum contained in concentrate until the delivery of 48,000 ounces of platinum, then
o	Step-up to 2.1% of platinum contained in concentrate until total delivery of 294,000 ounces of platinum, then
o	No further platinum deliveries.

Other terms include:

●	Gold and platinum ounces delivered will be subject to an ongoing payment of 5% of spot prices respectively to Sibanye-Stillwater. In the case of gold, the ongoing payment will increase to 10% following the delivery of 237,000 ounces of gold to FNBC.
●	Effective start date of the Western Limb Mining Operations Stream is September 1, 2024. First deliveries related to production from September 1, 2024 to December 31, 2024 were received in March 2025.

The transaction has been accounted for as an acquisition of a mineral interest.

(c)	Pandora Royalty – South Africa

On February 28, 2025, the Company and Sibanye-Stillwater converted the Company’s 5% net profit interest on the Pandora property to a 1% net smelter return royalty.

(d)	Acquisition of Royalty on Hayasa Metals Inc.’s Urasar Project – Armenia

On January 21, 2025, the Company acquired a 0.625% NSR covering all minerals produced from Hayasa Metals Inc.’s (“Hayasa”) Urasar gold-copper project in northern Armenia for $0.55 million, pursuant to a joint acquisition agreement with EMX Royalty Corp. (“EMX”).

The transaction has been accounted for as an acquisition of a mineral interest.

(e)	Acquisition of Mineral Rights with Continental Resources, Inc. – U.S.

The Company recorded contributions to the Royalty Acquisition Venture of $1.6 million in Q1 2025 (Q1 2024 – $13.8 million). As at March 31, 2025, the Company has remaining commitments of up to $44.7 million.

The Royalty Acquisition Venture is accounted for as a joint operation in accordance with IFRS 11.

2025 First Quarter Financial Statements	8

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three months ended March 31, 2025 and 2024

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 4 - Cash and Cash Equivalents

Cash and cash equivalents comprised the following:

	At March 31,	At December 31,
	2025	2024
Cash deposits	$773.3	$788.1
Term deposits	354.8	663.2
	$1,128.1	$1,451.3

As at March 31, 2025 and December 31, 2024, cash and cash equivalents were primarily held in interest-bearing deposits. Interest earned on cash and cash equivalents is presented as finance income, referenced in Note 18.

Note 5 - Investments

Investments comprised the following:

	At March 31,	At December 31,
	2025	2024
Equity investments at FVTOCI	$538.9	$324.8
Warrants	1.0	0.7
	$539.9	$325.5

Equity Investments at FVTOCI

Equity investments comprised the following:

	At March 31,	At December 31,
	2025	2024
G Mining Ventures	$232.7	$133.8
Labrador Iron Ore Royalty Corporation ("LIORC")	129.6	127.3
Discovery Silver Corp.	114.1	—
Other	62.5	63.7
	$538.9	$324.8

During the three months ended March 31, 2025, the Company disposed of equity investments with a cost of $5.7 million (2024 – $11.6 million) for gross proceeds of $9.7 million (2024 – $7.4 million).

The change in the fair value of equity investments recognized in other comprehensive income (loss) for the periods ended March 31, 2025 and 2024 were as follows:

	For the three months ended
	March 31,
	2025	2024
Net gain on changes in the fair value of equity investments at FVTOCI	$171.5	$2.0
Income tax expense in other comprehensive (loss) income	(22.7)	(0.2)
Gain on changes in the fair value of equity investments at FVTOCI, net of income tax	$148.8	$1.8

2025 First Quarter Financial Statements	9

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three months ended March 31, 2025 and 2024

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 6 – Loans Receivable

Loans receivable comprised the following:

	At March 31,	At December 31,
	2025	2024
G Mining Ventures Term Loan	$76.0	$75.9
EMX Loan	34.1	34.1
Loans receivable	$110.1	$110.0
Current	$11.9	$5.9
Non-Current	98.2	104.1
Loans receivable	$110.1	$110.0
(a)	G Mining Ventures Term Loan

The G Mining Ventures Term Loan is a 6-year senior secured term loan, which bears interest at a rate of 3-Month SOFR +5.75% per annum, reducing to 3-Month SOFR +4.75% after completion tests have been achieved at the Tocantinzinho project. Repayment of principal, accrued interest, and accrued fees will begin in December 2025 with equal quarterly repayments followed by a final 25% repayment upon maturity in June 2028.

(b)	EMX Term Loan

The EMX Term Loan is a senior secured term loan which matures on July 1, 2029. Interest is payable monthly at a rate equal to the 3-Month SOFR plus an applicable margin between 3.0% and 4.25% depending on EMX’s net debt to adjusted EBITDA ratio. During each year, EMX may prepay $10.0 million of the principal amount outstanding without penalty, on a cumulative basis.

Subsequent to quarter-end, on April 15, 2025, EMX made a $10.0 million principal payment on the EMX Term Loan.

Note 7 – Gold and Silver Bullion and Stream Inventory

Gold and silver bullion and stream inventory comprised the following:

	At March 31,	At December 31,
	2025	2024
Gold and silver bullion from royalties received in-kind(1)	$88.8	$89.5
Stream ounces(2)	0.6	7.3
	$89.4	$96.8
1.	Represents gold and silver bullion received from royalty interests settled in kind.
2.	Represents gold and silver ounces acquired by the Company from stream arrangements.

2025 First Quarter Financial Statements	10

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three months ended March 31, 2025 and 2024

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 8 - Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets comprised the following:

	At March 31,	At December 31,
	2025	2024
Prepaid expenses	$4.9	$10.6
Debt issue costs	0.4	0.4
	$5.3	$11.0

Note 9 - Royalty, Stream and Working Interests

(a)	Royalty, Stream and Working Interests

Royalty, stream and working interests, net of accumulated depletion and impairment losses and reversals, comprised the following:

			Impairment
		Accumulated	(losses)
As at March 31, 2025	Cost	depletion(1)	reversals(2)	Carrying value
Mining royalties	$1,820.3	$(796.9)	$—	$1,023.4
Streams	5,300.5	(3,566.3)	—	1,734.2
Energy	2,057.4	(873.7)	—	1,183.7
Advanced	392.0	(45.5)	—	346.5
Exploration	268.9	(17.7)	—	251.2
	$9,839.1	$(5,300.1)	$—	$4,539.0
1.	Accumulated depletion includes impairment losses recognized prior to the three months ended March 31, 2025.
2.	Impairment (losses) reversals recognized in the three months ended March 31, 2025.

			Impairments
		Accumulated	(losses)
As at December 31, 2024	Cost	depletion(1)	reversals(2)	Carrying value
Mining royalties	$1,818.7	$(784.4)	$—	$1,034.3
Streams	4,801.5	(3,528.2)	—	1,273.3
Energy	2,055.2	(857.4)	—	1,197.8
Advanced	389.2	(45.8)	—	343.4
Exploration	267.7	(17.7)	—	250.0
	$9,332.3	$(5,233.5)	$—	$4,098.8

1.	Accumulated depletion includes impairment losses recognized prior to the year ended December 31, 2024.
2.	Impairment (losses) reversals recognized in the year-ended December 31, 2024.

2025 First Quarter Financial Statements	11

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three months ended March 31, 2025 and 2024

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Changes in royalty, stream and working interests for the periods ended March 31, 2025 and December 31, 2024 were as follows:

	Mining
	royalties	Streams	Energy	Advanced	Exploration	Total
Balance at January 1, 2024	$948.7	$1,359.0	$1,146.4	$396.0	$177.0	$4,027.1
Additions	140.3	36.2	137.0	8.9	85.0	407.4
Disposals	(10.6)	—	—	—	—	(10.6)
Transfers	44.0	—	—	(36.2)	(7.8)	—
Depletion	(40.0)	(121.9)	(60.9)	(0.2)	—	(223.0)
Impact of foreign exchange	(48.1)	—	(24.7)	(25.1)	(4.2)	(102.1)
Balance at December 31, 2024	$1,034.3	$1,273.3	$1,197.8	$343.4	$250.0	$4,098.8

Balance at January 1, 2025	$1,034.3	$1,273.3	$1,197.8	$343.4	$250.0	$4,098.8
Additions	0.5	500.7	1.5	—	1.2	503.9
Transfers	0.3	—	—	—	(0.3)	—
Depletion	(12.1)	(39.8)	(15.9)	—	—	(67.8)
Impact of foreign exchange	0.4	—	0.3	3.1	0.3	4.1
Balance at March 31, 2025	$1,023.4	$1,734.2	$1,183.7	$346.5	$251.2	$4,539.0

Of the total net book value as at March 31, 2025, $3,649.4 million (December 31, 2024 - $2,962.4 million) is depletable and $889.6 million (December 31, 2024 - $1,136.4 million) is non-depletable.

Note 10 - Other Assets

Other assets comprised the following:

	At March 31,	At December 31,
	2025	2024
Deposits related to CRA audits	$42.6	$42.5
Energy well equipment, net	6.0	5.6
Right-of-use assets, net	4.3	4.5
Debt issue costs	1.3	1.4
Furniture and fixtures, net	0.6	0.4
	$54.8	$54.4

Deposits related to CRA audits represent cash on deposit with CRA in connection with the Transfer Pricing Reassessments, as referenced in Note 25.

Note 11 - Debt

Corporate Revolver

The Company has a $1.0 billion unsecured revolving term credit facility, with a $250.0 million accordion (the “Corporate Revolver”).

As at March 31, 2025, no amounts were drawn from the Corporate Revolver. The Company has four standby letters of credit in the amount of $45.9 million (C$66.0 million) against the Corporate Revolver in relation to the audit by the CRA of its 2013-2015, and 2019 taxation years, as referenced in Note 25. These standby letters of credit reduce the available balance under the Corporate Revolver.

2025 First Quarter Financial Statements	12

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three months ended March 31, 2025 and 2024

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 12 - Revenue

Disaggregated revenue under revenue contracts with customers classified by commodity, geography and type comprised the following:

	For the three months ended
	March 31,
	2025	2024
Commodity
Gold(1)	$245.9	$160.9
Silver	37.0	25.0
Platinum group metals(1)	7.8	8.1
Precious metals	$290.7	$194.0
Iron ore(2)	$12.4	$14.8
Other mining assets	4.4	3.0
Other mining	$16.8	$17.8
Oil	$34.9	$26.1
Gas	17.3	12.3
Natural gas liquids	5.8	5.4
Energy	$58.0	$43.8
Revenue from royalty, stream and working interests	$365.5	$255.6
Interest from loans receivable
Interest revenue	$2.9	$0.9
Other interest income	—	0.3
	$368.4	$256.8
Geography
South America	$151.5	$100.8
Central America & Mexico	36.5	24.8
United States	58.2	46.8
Canada(1)(2)	64.9	40.2
Rest of World	57.3	44.2
	$368.4	$256.8
Type
Revenue-based royalties	$135.0	$98.5
Streams(1)	195.9	132.2
Profit-based royalties	25.7	14.0
Interest revenue and other(2)	11.8	12.1
	$368.4	$256.8
1.	For Q1 2025, revenue includes a loss of $0.1 million for provisional pricing adjustments for platinum group metals (Q1 2024 – a gain of $0.1 million and a loss of $0.3 million for gold and platinum group metals, respectively).
2.	For Q1 2025, revenue includes dividend income of $2.2 million from the Company’s equity investment in LIORC (Q1 2024 – $2.1 million).

2025 First Quarter Financial Statements	13

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three months ended March 31, 2025 and 2024

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 13 - Costs of Sales

Costs of sales, excluding depletion and depreciation, comprised the following:

	For the three months ended
	March 31,
	2025	2024
Costs of stream sales	$33.4	$30.1
Mineral production taxes	0.6	0.5
Mining costs of sales	$34.0	$30.6
Energy costs of sales	4.5	3.0
	$38.5	$33.6

Note 14 – General and Administrative Expenses

General and administrative expenses comprised the following:

	For the three months ended March 31,
	2025	2024
Salaries and benefits	$4.6	$2.5
Professional fees	1.5	1.4
Community contributions	0.4	0.1
Board of Directors' costs	0.1	0.1
Office expenses	0.6	0.3
Insurance costs	0.2	0.2
Other expenses	1.3	(0.4)
	$8.7	$4.2

Note 15 - Share-Based Compensation Expenses

Share-based compensation expenses comprised the following:

	For the three months ended
	March 31,
	2025	2024
Stock options and restricted share units	$1.4	$1.4
Deferred share units	4.3	1.4
	$5.7	$2.8

Share-based compensation expenses include expenses related to equity-settled stock options, restricted share units (“RSUs”) and deferred share units (“DSUs”), as well as the mark-to-market gain or loss related to the DSUs.

Note 16 - Related Party Disclosures

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company. Key management personnel include the Board of Directors and the executive management team.

Compensation for key management personnel of the Company was as follows:

	For the three months ended
	March 31,
	2025	2024
Short-term benefits(1)	$1.0	$1.0
Share-based payments(2)	5.3	2.6
	$6.3	$3.6
1.	Includes salary, benefits and short-term accrued incentives/other bonuses earned in the period.
2.	Represents the expense of stock options and RSUs and mark-to-market charges on DSUs during the period.

2025 First Quarter Financial Statements	14

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three months ended March 31, 2025 and 2024

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 17 – Foreign Exchange Gain (Loss) and Other Income (Expenses)

Foreign exchange gain (loss) and other income (expenses) comprised the following:

	For the three months ended March 31,
	2025	2024
Foreign exchange gain (loss)	$5.8	$(1.1)
Loss on derivative financial instruments	(0.1)	(0.6)
Other income	—	0.1
	$5.7	$(1.6)

For the three months ended March 31, 2025, of the foreign exchange gain of $5.8 million (Q1 2024 - foreign exchange loss of $1.1 million), $6.0 million was an unrealized foreign exchange gain and $0.2 million was a realized foreign exchange loss (Q1 2024 - $1.1 million unrealized foreign exchange loss).

Note 18 - Finance Income and Expenses

Finance income and expenses for the periods ended March 31, 2025 and 2024 were as follows:

	For the three months ended
	March 31,
	2025	2024
Finance income
Interest	$11.1	$16.0
	$11.1	$16.0
Finance expenses
Standby charges	$0.6	$0.5
Amortization of debt issue costs	0.1	0.1
	$0.7	$0.6

Finance income includes interest earned on cash and cash equivalents, referenced in Note 4. Finance expenses include fees and expenses incurred in connection with the Company’s Corporate Revolver, referenced in Note 11.

Note 19 - Income Tax Expense

Income tax expense for the periods ended March 31, 2025 and 2024 was as follows:

	For the three months ended
	March 31,
	2025	2024
Current income tax expense	$50.7	$22.1
Deferred income tax expense	9.1	5.4
Income tax expense	$59.8	$27.5

Canada Revenue Agency Audit:

The Company is undergoing an audit by the Canada Revenue Agency of its 2013-2021 taxation years, as referenced in Note 25 (b).

2025 First Quarter Financial Statements	15

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three months ended March 31, 2025 and 2024

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 20 - Shareholders’ Equity

(a)	Share Capital

The Company’s authorized capital stock includes an unlimited number of common shares (192,648,281 common shares issued and outstanding as at March 31, 2025) having no par value and preferred shares issuable in series (issued - nil).

Changes in share capital for the periods ended March 31, 2025 and December 31, 2024 were as follows:

	Number
	of shares	Amount
Balance at January 1, 2024	192,175,042	$5,728.2
Exercise of stock options	71,864	3.6
Vesting of restricted share units	18,340	2.7
Dividend reinvestment plan	287,449	34.6
Balance at December 31, 2024	192,552,695	$5,769.1

Balance at January 1, 2025	192,552,695	$5,769.1
Exercise of stock options	42,649	4.4
Vesting of restricted share units	32,073	5.5
Dividend reinvestment plan	20,864	3.2
Balance at March 31, 2025	192,648,281	$5,782.2
(b)	Dividends

For the three months ended March 31, 2025, the Company declared dividends of $0.38 per common share (Q1 2024 – $0.36). Dividends paid in cash and through the Company’s Dividend Reinvestment Plan (“DRIP”) were as follows:

	For the three months ended
	March 31,
	2025	2024
Cash dividends	$70.2	$58.9
DRIP dividends	3.2	10.5
	$73.4	$69.4

2025 First Quarter Financial Statements	16

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three months ended March 31, 2025 and 2024

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 21 - Earnings per Share ("EPS")

	For the three months ended March 31,
	2025			2024
		Shares	Per Share		Shares	Per Share
	Net income	(in millions)	Amount	Net income	(in millions)	Amount
Basic earnings per share	$209.8	192.6	$1.09	$144.5	192.2	$0.75
Effect of dilutive securities	—	0.3	—	—	0.2	—
Diluted earnings per share	$209.8	192.9	$1.09	$144.5	192.4	$0.75

For the three months ended March 31, 2025, 42,022 stock options (Q1 2024 – no stock options) were excluded in the computation of diluted EPS due to being anti-dilutive.

Note 22 - Segment Reporting

Prior to Q4 2024, the Company presented two reportable segments: mining (which comprised the precious metal and other mining operating segments) and energy. Starting in Q4 2024, the Company has changed its reportable segments to precious metals, other mining and energy. The prior period amounts have been reclassified for consistency with the current period presentation.

The Company’s reportable segments for purposes of assessing performance are presented as follows:

	For the three months ended March 31,
	2025
	Precious metals	Other mining	Energy	Total
Revenue
Revenue from royalty, streams and working interests	$290.7	$16.8	$58.0	$365.5
Interest revenue	2.9	—	—	2.9
Total Revenue	$293.6	$16.8	$58.0	$368.4

Expenses
Costs of sales	$34.0	$—	$4.5	$38.5
Depletion and depreciation	47.1	4.9	16.3	68.3
Segment gross profit	$212.5	$11.9	$37.2	$261.6

	For the three months ended March 31,
	2024
	Precious metals	Other mining	Energy	Total
Revenue
Revenue from royalty, streams and working interests	$194.0	$17.8	$43.8	$255.6
Interest revenue	0.9	—	—	0.9
Other interest income	0.3	—	—	0.3
Total Revenue	$195.2	$17.8	$43.8	$256.8

Expenses
Costs of sales	$30.6	$—	$3.0	$33.6
Depletion and depreciation	37.7	3.6	16.7	58.0
Segment gross profit	$126.9	$14.2	$24.1	$165.2

2025 First Quarter Financial Statements	17

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three months ended March 31, 2025 and 2024

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

A reconciliation of total segment gross profit to consolidated net income before income taxes is presented below:

	For the three months ended
	March 31,
	2025	2024
Total segment gross profit	$261.6	$165.2

Other operating expenses (income)
General and administrative expenses	$8.7	$4.2
Share-based compensation expense	5.7	2.8
Cobre Panama arbitration expense(1)	0.7	1.5
Gain on disposal of royalty interests(1)	—	(0.3)
Gain on sale of gold and silver bullion(1)	(7.1)	(1.4)
Depreciation	0.1	0.2
Foreign exchange (gain) loss and other (income) expenses	(5.7)	1.6
Income before finance items and income taxes	$259.2	$156.6

Finance items
Finance income	$11.1	$16.0
Finance expenses	(0.7)	(0.6)
Net income before income taxes	$269.6	$172.0
1.	Amounts were attributed to the precious metals reportable segment for the three months ended March 31, 2025 and 2024.

Note 23 - Fair Value Measurements

Assets and Liabilities Measured at Fair Value on a Recurring Basis:

	Quoted prices in	Significant other	Significant
	active markets for	observable	unobservable
	identical assets	inputs	inputs	Aggregate
As at March 31, 2025	(Level 1)	(Level 2)	(Level 3)	fair value
Equity investments	$530.6	$—	$8.3	$538.9
Warrants	—	1.0	—	1.0
Receivables from provisional concentrate sales	—	4.3	—	4.3
	$530.6	$5.3	$8.3	$544.2

	Quoted prices in	Significant other	Significant
	active markets for	observable	unobservable
	identical assets	inputs	inputs	Aggregate
As at December 31, 2024	(Level 1)	(Level 2)	(Level 3)	fair value
Equity investments	$316.8	$—	$8.0	$324.8
Warrants	—	0.7	—	0.7
Receivables from provisional concentrate sales	—	2.6	—	2.6
	$316.8	$3.3	$8.0	$328.1

As at March 31, 2025 the carrying values of the G Mining Ventures Term Loan and EMX Term Loan which are measured at amortized cost approximated their fair values. The carrying values of the Company’s remaining financial assets and liabilities, which include cash and cash equivalents, receivables, accounts payable and accrued liabilities approximated their fair values due to their short-term nature or negligible expected credit losses (“ECL”).

There were no transfers between the levels of the fair value hierarchy during the three months ended March 31, 2025.

The Company has not offset financial assets with financial liabilities.

2025 First Quarter Financial Statements	18

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three months ended March 31, 2025 and 2024

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 24 - Commitments

(a)Purchase Commitments

The following table summarizes the Company’s commitments to pay for gold, silver and PGM pursuant to the associated precious metal agreements as at March 31, 2025:

	Attributable payable
	production to be purchased						Per ounce cash payment (1),(2)					Term of	Date of
Interest	Gold		Silver		PGM		Gold		Silver		PGM	agreement(3)	contract
Antamina	—%		22.5	% (4)	—%		n/a		5	% (5)	n/a	40 years	7-Oct-15
Antapaccay	—	% (6)	—	% (7)	—%		20	% (8)	20	% (9)	n/a	40 years	10-Feb-16
Candelaria	68	% (10)	68	% (10)	—%		$400		$4.00		n/a	40 years	6-Oct-14
Cascabel	14	% (11)	—%		—%		20	% (12)	n/a		n/a	40 years	15-Jul-24
Cooke 4	7%		—%		—%		$400		n/a		n/a	40 years	5-Nov-09
Cobre Panama Fixed Payment Stream	—	% (13)	—	% (14)	—%		$418	(15)	$6.27	(16)	n/a	40 years	19-Jan-18
Cobre Panama Floating Payment Stream	—	% (17)	—	% (18)	—%		20	% (19)	20	% (20)	n/a	40 years	19-Jan-18
Condestable	—	% (21)	—	% (22)	—%		20	% (23)	20	% (24)	n/a	40 years	27-Mar-24
Guadalupe-Palmarejo	50%		—%		—%		$800		n/a		n/a	40 years	2-Oct-14
Karma	4.875%		—%		—%		20	% (25)	n/a		n/a	40 years	11-Aug-14
Sabodala	—	% (26)	—%		—%		20	% (27)	n/a		n/a	40 years	25-Sep-20
Sudbury (28)	50%		—%		50%		$400		n/a		$400	40 years	15-Jul-08
Tocantinzinho	12.5	% (29)	—%		—%		20	% (30)	n/a		n/a	40 years	18-Jul-22
Western Limb Mining Operations	—	% (31)	—%		1	% (32)	5	% (33)	n/a		5%	40 years	28-Feb-25

1	Subject to an annual inflationary adjustment except for Antamina, Antapaccay, Cascabel, Guadalupe-Palmarejo, Karma, Sabodala, Tocantinzinho and Western Limb Mining Operations.
2	Should the prevailing market price for gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price.
3	Subject to successive extensions.
4	Subject to a fixed payability of 90%. Percentage decreases to 15% after 86 million ounces of silver has been delivered under the agreement.
5	Purchase price is 5% of the average silver price at the time of delivery.
6	Gold deliveries are referenced to copper in concentrate shipped with 300 ounces of gold delivered for each 1,000 tonnes of copper in concentrate shipped, until 630,000 ounces of gold has been delivered. Thereafter, percentage is 30% of gold shipped.
7	Silver deliveries are referenced to copper in concentrate shipped with 4,700 ounces of silver delivered for each 1,000 tonnes of copper in concentrate shipped, until 10.0 million ounces of silver has been delivered. Thereafter, percentage is 30% of silver shipped.
8	Purchase price is 20% of the spot price of gold until 750,000 ounces of gold have been delivered, thereafter the purchase price is 30% of the spot price of gold.
9	Purchase price is 20% of the spot price of silver until 12.8 million ounces of silver have been delivered, thereafter the purchase price is 30% of the spot price of silver.
10	Percentage decreases to 40% after 720,000 ounces of gold and 12.0 million ounces of silver have been delivered under the agreement.
11	Percentage decreases to 8.4% after 525,000 ounces of gold have been delivered to Franco-Nevada (Barbados) Corporation under the agreement.
12	Purchase price is 20% of the spot price of gold at the time of delivery.
13	Gold deliveries are indexed to copper in concentrate produced from the project. 120 ounces of gold per every 1 million pounds of copper produced until 808,000 ounces of gold delivered. Thereafter, 81 ounces of gold per 1 million pounds of copper produced until 1,716,188 ounces of gold delivered. Thereafter, 63.4% of the gold in concentrate.
14	Silver deliveries are indexed to copper in concentrate produced from the project. 1,376 ounces of silver per every 1 million pounds of copper produced until 9,842,000 ounces of silver delivered. Thereafter 1,776 ounces of silver per 1 million pounds of copper produced until 29,731,000 ounces of silver delivered. Thereafter, 62.1% of the silver in concentrate.
15	After 1,341,000 ounces of gold delivered, purchase price is the greater of 50% of spot and $418.27 per ounce, subject to an annual inflationary adjustment. As the mill throughput for 30 consecutive days commensurate with annual capacity of 58 million tonnes per annum was not reached by January 1, 2019, Franco-Nevada received a reduction of the applicable fixed gold price of $100 per ounce until the end of Q2 2023.
16	After 21,510,000 ounces of silver delivered, purchase price is the greater of 50% of spot and $6.27 per ounce, subject to an annual inflationary adjustment.
17	Gold deliveries are indexed to copper in concentrate produced from the project. 30 ounces of gold per every 1 million pounds of copper produced until 202,000 ounces of gold delivered. Thereafter 20.25 ounces of gold per 1 million pounds of copper produced until 429,047 ounces of gold delivered. Thereafter, 15.85% of the gold in concentrate.
18	Silver deliveries are indexed to copper in concentrate produced from the project. 344 ounces of silver per every 1 million pounds of copper produced until 2,460,500 ounces of silver delivered. Thereafter, 444 ounces of silver per 1 million pounds of copper produced until 7,432,750 ounces of silver delivered. Thereafter 15.53% of the silver in concentrate.
19	After 604,000 ounces of gold delivered, purchase price is 50% of the spot price of gold. As the mill throughput for 30 consecutive days commensurate with annual capacity of 58 million tonnes per annum was not reached by January 1, 2019, Franco-Nevada received a reduction of the applicable floating gold price of $100 per ounce until the end of Q2 2023.
20	After 9,618,000 ounces of silver delivered, purchase price is 50% of the spot price of silver.
21	Gold deliveries are fixed at 8,760 ounces per annum from January 1, 2021 to December 31, 2025. Thereafter, 63% of the gold in concentrate until a cumulative total of 87,600 ounces of gold delivered. Thereafter, 37.5% of the gold in concentrate.
22	Silver deliveries are fixed at 291,000 ounces per annum from January 1, 2021 to December 31, 2025. Thereafter, 63% of the silver in concentrate until a cumulative total of 2,910,000 ounces of silver delivered. Thereafter, 37.5% of the silver in concentrate.
23	Purchase price is 20% of the spot price of gold at the time of delivery.
24	Purchase price is 20% of the spot price of silver at the time of delivery.
25	Purchase price is 20% of the average gold price at the time of delivery.

2025 First Quarter Financial Statements	19

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three months ended March 31, 2025 and 2024

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

26	Based on amended agreement with an effective date of September 1, 2020, gold deliveries are fixed at 783.33 ounces per month until 105,750 ounces of gold is delivered. Thereafter, percentage is 6% of gold production (subject to reconciliation after fixed delivery period to determine if Franco-Nevada would have received more or less than 105,750 ounces of gold under the original 6% variable stream for such period, entitling the operator to a credit for an over-delivery applied against future stream deliveries or a one-time additional delivery to Franco-Nevada for an under-delivery).
27	Purchase price is 20% of prevailing market price at the time of delivery.
28	The Company is committed to purchase 50% of the precious metals contained in ore from the properties. Payment is based on gold equivalent ounces. For McCreedy West, effective June 1, 2021, purchase price per gold equivalent ounce is determined based on the monthly average gold spot price: (i) when the gold spot price is less than $800 per ounce, the purchase price is the prevailing monthly average gold spot price; (ii) when the gold spot price is greater than $800 per ounce but less than $1,333 per ounce, the purchase price is $800 per ounce; (iii) when the gold spot price is greater than $1,333 per ounce but less than $2,000 per ounce, the purchase price is 60% of the prevailing monthly average gold spot price; and (iv) when the gold spot price is greater than $2,000, the purchase price is $1,200 per ounce.
29	Percentage decreases to 7.5% after 300,000 ounces of gold have been delivered under the agreement.
30	Purchase price is 20% of the spot price of gold at the time of delivery.
31	Gold deliveries are referenced to platinum, palladium, rhodium and gold (“4E”) ounces contained in concentrate with deliveries of gold ounces initially equal to 1.1% of 4E PGM ounces contained in concentrate, until 87,500 ounces of gold delivered. Thereafter, deliveries of gold ounces equal to 0.75% of 4E PGM ounces contained in concentrate, until a total of 237,000 ounces of gold delivered. Thereafter, 80.0% of gold contained in concentrate.
32	Percentage increases to 2.1% of platinum contained in concentrate after 48,000 ounces of platinum delivered. Platinum deliveries are capped at 294,000 ounces of platinum.
33	After 237,000 ounces of gold delivered, purchase price is 10% of the spot price of gold.

(b)Capital Commitments

As at March 31, 2025, the Company has the following investment commitments with respect to the Company’s royalty and stream interests:

Asset	Commitment	Obligating Event
Cascabel stream	$501.6 million

Without limitation, completion of key development milestones, receipt of all material permits, a construction decision approved by the board of directors of SolGold plc, and availability of the remainder of the required project financing

Porcupine Complex royalty(1)	$300.0 million

Without limitation, completion of customary closing conditions, including the successful completion of the acquisition by Discovery of the Porcupine Complex (itself subject to conditions, including, without limitation, receipt of certain regulatory consents and approvals)

Discovery term loan(1)	$100.0 million	Receipt of written notice from Discovery within two years after closing date and upon completion of customary conditions
Royalty Acquisition Venture with Continental	$44.7 million	Acquisition of mineral rights acquired through the Royalty Acquisition Venture with Continental, triggering funding requirements by the Company
Yanacocha royalty	118,534 Franco-Nevada common shares (equivalent to $15.0 million at closing)	Achievement of commercial production and receipt of royalty payments from the Conga project for a full year within 20 years of the August 13, 2024 purchase agreement
Copper World royalty	$12.5 million

50% of commitment payable upon the project having all necessary permits and approvals and being free of legal challenges. 50% of commitment payable upon Franco-Nevada receiving royalty payments from the operator. Proportionate reduction of such contingent payments for a smaller-scale mine having anticipated life of mine production of copper contained in concentrate between 550,000 short tons and 1,703,000 short tons

Salares Norte (Rio Baker) royalty	$8.0 million	Receipt of Rio Baker royalty payments (excluding proceeds from the exercise by Gold Fields Limited of a partial buy back option on the royalty) in excess of $15 million
Royalty with EMX Royalty Corporation	$4.9 million	Sourcing by EMX of newly created precious metals and copper royalties meeting specified criteria within three years of the June 27, 2023 joint acquisition agreement
Eskay Creek royalty	C$4.5 million	Skeena Resources having obtained mineral and surface rights to the materials contained in the Albino Lake storage facility, and such materials containing at least 300,000 ounces of contained

2025 First Quarter Financial Statements	20

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three months ended March 31, 2025 and 2024

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

gold that are contemplated to be mined in a mine plan approved by the board of Skeena Resources

1	Transaction closed subsequent to quarter-end, on April 15, 2025, as referenced in Note 3 (a).

In addition to the table above, the Company has commitments related to environmental and social initiatives in connection with its acquisition of royalty and stream interests.

Note 25 - Contingencies

(a)	Cobre Panama Arbitration Proceedings

The Company notes that there are no updates in respect of its arbitration claim related to the Cobre Panama mine as disclosed in its financial statements for the year ended December 31, 2024.

(b)	Canada Revenue Agency Audit

The CRA is conducting an audit of Franco-Nevada for the 2013-2021 taxation years.

Transfer Pricing Reassessments

The Company has received reassessments from the CRA made on the basis of the transfer pricing provisions in the Income Tax Act (Canada) (the “Act”). The following table provides a summary of the CRA audit and reassessment matters further detailed below:

	CRA Position	Taxation Years Reassessed	Potential Exposure for Tax, Interest and Penalties (in millions)
Transfer Pricing (Mexico)

Transfer pricing provisions in the Act apply such that a majority of the income earned by the Company’s Mexican subsidiary should be included in the income of the Company and subject to tax in Canada.

2013-2016

For 2013-2016:

Tax: $20.8 (C$29.9)

Transfer pricing penalties: $8.3 (C$12.0)

Interest and other penalties: $17.7 (C$25.4)

The amounts set forth above do not include any potential relief under the Canada-Mexico tax treaty.

The Company’s Mexican subsidiary ceased operations after 2016 and no reassessments for this issue are expected for subsequent years.

Transfer Pricing (Barbados)

Transfer pricing provisions in the Act apply such that a majority of the income relating to certain precious metal streams earned by the Company’s Barbadian subsidiary should be included in the income of the Company and subject to tax in Canada.

2014-2019

For 2014-2019:

Tax: $77.4 (C$111.1)

Transfer pricing penalties: $12.2 (C$17.6) for 2014-2017; $17.0 (C$24.4) for 2018-2019 under review

Interest and other penalties: $37.2 (C$53.5)

If the CRA were to reassess the 2020-2024 taxation years on the same basis:

Tax: $273.3 (C$392.8)

Transfer pricing penalties: $103.3 (C$148.6)

Interest and other penalties: $65.9 (C$94.8)

(i)	Mexico (2013-2016)

In December of 2018, 2019, and 2021, the Company received Notices of Reassessment from the CRA for taxation years 2013 (the “2013 Reassessment”), 2014 and 2015 (the “2014-2015 Reassessments”), and 2016 (the “2016 Reassessment”, collectively with the 2013 Reassessment and the 2014-2015 Reassessments, the “2013-2016 Reassessments”) in relation to its Mexican subsidiary. The reassessments were made on the basis of the transfer pricing provisions in the Act and assert that a majority of the income earned by the Mexican subsidiary should have been included in the income of the Company and subject to tax in Canada. The 2013-2016 Reassessments result in additional Federal and provincial income taxes of $20.8 million (C$29.9 million) plus estimated interest (calculated to March 31, 2025) and other penalties of $17.7 million (C$25.4 million) but before any relief under the Canada-Mexico tax treaty.

2025 First Quarter Financial Statements	21

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three months ended March 31, 2025 and 2024

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Subsequently, the CRA issued revised 2013-2016 Reassessments to include transfer pricing penalties of $8.3 million (C$12.0 million). The Company has filed formal Notices of Objection with the CRA against the 2013-2016 Reassessments and has posted security in the form of cash and standby letter of credit for 50% of the reassessed amounts, as referenced in Note 10 and Note 11. The Company has commenced an appeal in the Tax Court of Canada with respect to the 2013 Reassessment and the 2014-2015 Reassessments.

The Company’s Mexican subsidiary ceased operations after 2016 and no reassessments are expected for subsequent years.

For taxation years 2013 through 2016, the Company’s Mexican subsidiary paid a total of $34.1 million (490.3 million Pesos) in cash taxes, at a 30% tax rate, to the Mexican tax authorities on income earned in Mexico. If required, the Company intends to seek relief from double taxation under the Canada-Mexico tax treaty.

(ii)	Barbados (2014-2021)

The 2014-2015 Reassessments, 2016 Reassessment, and a Notice of Reassessment received by the Company in December 2021 for taxation year 2017 (the “2017 Reassessment”, collectively with the 2014-2015 Reassessments and the 2016 Reassessment, the “2014-2017 Reassessments”) also reassess the Company in relation to its Barbadian subsidiary. The reassessments were made on the basis of the transfer pricing provisions in the Act and assert that a majority of the income relating to certain precious metal streams earned by the Barbadian subsidiary should have been included in the income of the Company and subject to tax in Canada, resulting in additional Federal and provincial income taxes of $32.4 million (C$46.5 million) plus estimated interest (calculated to March 31, 2025) and other penalties of $17.4 million (C$25.1 million).

Subsequently, the CRA issued revised 2014-2017 Reassessments to include transfer pricing penalties of $12.2 million (C$17.6 million). The Company has filed formal Notices of Objection with the CRA against the 2014-2017 Reassessments and has posted security in the form of cash and standby letter of credit for 50% of the reassessed amounts, as referenced in Note 10 and Note 11. The Company has commenced an appeal in the Tax Court of Canada with respect to the 2014-2015 Reassessments.

In December of 2023 and November of 2024, the Company received Notices of Reassessment for taxation years 2018 (the “2018 Reassessment”) and 2019 (the “2019 Reassessment”, and collectively with the 2013-2016 Reassessments, the 2017 Reassessment, and the 2018 Reassessment, the “Transfer Pricing Reassessments”). The 2018 and 2019 Reassessments reassess the Company in relation to its Barbadian subsidiary on the same basis as the 2014-2017 Reassessments, resulting in additional Federal and provincial income taxes of $45.0 million (C$64.6 million) plus estimated interest (calculated to March 31, 2025) and other penalties of $19.8 million (C$28.4 million). The Company has filed a formal Notice of Objection with the CRA against the 2018 Reassessment and has posted security in the form of cash for 50% of the reassessed amounts, as referenced in Note 10. During the quarter, the Company filed a formal Notice of Objection with the CRA against the 2019 Reassessment and posted security in the form of standby letter of credit for 50% of the reassessed amounts, as referenced in Note 11. The 2018 and 2019 Reassessments did not include transfer pricing penalties which are currently under review. If the CRA were to apply transfer pricing penalties, the Company estimates that the amounts would be approximately $17.0 million (C$24.4 million).

If the CRA were to reassess the Company for taxation years 2020 through 2024 on the same basis and continue to apply transfer pricing penalties, the Company estimates that it would be subject to additional Canadian tax for these years of approximately $273.3 million (C$392.8 million), transfer pricing penalties of approximately $103.3 million (C$148.6 million) plus interest (calculated to March 31, 2025) and other penalties of approximately $65.9 million (C$94.8 million).

For the 2024 taxation year, the Company’s Barbadian subsidiary will pay a total of $54.4 million in cash taxes to the Barbadian tax authorities on income earned in Barbados, as it is subject to an effective 15% tax rate resulting from the Government of Barbados enacting legislation to implement tax measures in response to the OECD Pillar Two Global Minimum Tax initiatives. If required, the Company intends to seek relief from double taxation under the Canada-Barbados tax treaty.

2025 First Quarter Financial Statements	22

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three months ended March 31, 2025 and 2024

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

In 2024, the CRA expanded its audit to include the 2020 and 2021 taxation years. The Company has not received any proposal or Notices of Reassessment for these taxation years in connection with this audit.

Management believes that the Company and its subsidiaries have filed all tax returns and paid all applicable taxes in compliance with Canadian and applicable foreign tax laws and, as a result, no liabilities have been recorded in the financial statements of the Company for the Transfer Pricing Reassessments, or for any potential tax exposure that may arise in respect of these matters. The Company does not believe that the Transfer Pricing Reassessments are supported by Canadian tax law and jurisprudence and intends to vigorously defend its tax filing positions.

The CRA audit is ongoing and there can be no assurance that the CRA will not further challenge the manner in which the Company or any of its subsidiaries has filed its tax returns and reported its income. In the event that the CRA successfully challenges the manner in which the Company or a subsidiary has filed its tax returns and reported its income, this could potentially result in additional income taxes, penalties and interest, which could have a material adverse effect on the Company.

Note 26 – Subsequent Events

(a)	Financing Package with Discovery on the Porcupine Complex

Subsequent to quarter-end, on April 15, 2025, the Company closed the acquisition of an NSR on Discovery’s Porcupine Complex for a purchase price of $300.0 million, as referenced in Note 3 (a).

(b)	Prepayment on the EMX Term Loan

Subsequent to quarter-end, on April 15, 2025, EMX made a $10 million principal payment on the EMX Term Loan, as referenced in Note 6 (b).

2025 First Quarter Financial Statements	23

Franco Nevada

The GOLD Investment that WORKS

WORLD GOLD COUNCIL MEMBER

FRANCO-NEVADA.COM

TSX/NYSE: FNV

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